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                          AMF Bowling Worldwide, Inc.
                  10- 7/8% Senior Subordinated Notes Due 2006
           and 12- 1/4% Senior Subordinated Discount Notes Due 2006
        (guaranteed by certain affiliated companies as described herein)
                                ---------------
     The 10 7/8% Series B Senior Subordinated Notes Due 2006 (the "Senior Subordinated Notes") and the 12- 1/4% Series B Senior Subordinated Discount Notes Due 2006 (the "Senior Subordinated Discount Notes" and, collectively with the Senior Subordinated Notes, the "Notes") were issued by AMF Bowling Worldwide, Inc. (the "Company" or "Bowling Worldwide") a Delaware corporation formerly named AMF Group Inc. The Notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by AMF Group Holdings Inc. ("Holdings"), a Delaware corporation of which the Company is a wholly owned subsidiary, and by the Company's direct and indirect domestic subsidiaries (collectively, the "Guarantors"). See "Description of Notes."

     As of the date of this Prospectus, the Notes are not senior in priority to any outstanding indebtedness of the Company or its subsidiaries. The Company has no current plan or intention to incur any indebtedness to which the Notes would be senior in priority. The Senior Subordinated Notes and the Senior Subordinated Discount Notes rank pari passu with one another.

     The Senior Subordinated Notes and the Senior Subordinated Discount Notes, are listed under the symbols "AMFG 06" and "AMFG ZR06," respectively, on the New York Stock Exchange.

     The Notes are general, unsecured obligations of the Company, are subordinated to all Senior Debt of the Company, rank pari passu with all other senior subordinated debt of the Company and will rank senior in right of payment to all future subordinated debt, if any, of the Company. The claims of holders of the Notes are subordinated to the Senior Debt of the Company, which, as of December 31, 1997, was approximately $621.3 million, $619.3 million of which consisted of secured borrowings under the Credit Agreement (as hereinafter defined), and are effectively subordinated to all indebtedness and other liabilities (including trade payables and capital lease obligations) of the Company's subsidiaries that are not Guarantors, which as of December 31, 1997, aggregated $11.8 million. The Company's ratio of debt to total capitalization at December 31, 1997 was approximately 61.9%.


                                             (cover text continued on next page)



                                ---------------
     SEE "RISK FACTORS," COMMENCING ON PAGE 9, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

     This Prospectus has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales in market-making transactions of the Notes. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. The Notes may be offered in negotiated transactions or otherwise.


                              Goldman, Sachs & Co.
                                ---------------

                 The date of this Prospectus is April 10, 1998.

     The Senior Subordinated Notes bear interest at a rate equal to 10 7/8% per annum. Interest on the Senior Subordinated Notes is payable semiannually on March 15 and September 15 of each year. The Senior Subordinated Discount Notes will not bear interest until March 15, 2001, and thereafter will bear interest at a rate equal to 12- 1/4% per annum. Interest on the Senior Subordinated Discount Notes will be payable semiannually on March 15 and September 15 of each year commencing September 15, 2001. The Senior Subordinated Discount Notes were issued with "original issue discount" for federal income tax purposes. See "Risk Factors -- Original Issue Discount Consequences" and "Description of Certain Federal Income Tax Consequences."

     The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2001, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. See "Prospectus Summary -- Summary of Terms of Notes."

     Prior to March 15, 1999, up to $100 million in aggregate principal amount of Senior Subordinated Notes will be redeemable at the option of the Company, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, the Company, at a price of 110.875% of the principal amount of the Senior Subordinated Notes, together with accrued and unpaid interest, if any, to the date of redemption; provided that at least $150 million in aggregate principal amount of Senior Subordinated Notes remains outstanding immediately after such redemption. In addition, prior to March 15, 1999, the Senior Subordinated Discount Notes will be redeemable at the option of the Company, on one or more occasions, from the net proceeds of public or private sales of common stock, or contributions to the common equity capital, of the Company, at a price of 112.250% of the Accreted Value of the Senior Subordinated Discount Notes; provided that at least $150 million in Accreted Value of Senior Subordinated Discount Notes remains outstanding immediately after such redemption. The selection of Notes to be redeemed pursuant to the options described in this paragraph would be pro rata, by lot or by such method as the applicable Trustee deems fair and appropriate.

     Upon the occurrence of a Change of Control, each holder of Notes ("Holder") may require the Company to repurchase all or a portion of such Holder's Notes at 101% of the aggregate principal amount of the Senior Subordinated Notes and 101% of the Accreted Value of the Senior Subordinated Discount Notes, as applicable, together with accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance that the Company will have sufficient funds, or will obtain the requisite consent of Lenders under the Credit Agreement, to satisfy the Change of Control repurchase requirement if such requirement arises. See "Risk Factors -- Payment Upon Change of Control" and "Description of Notes."


                             AVAILABLE INFORMATION

     The Company and the Guarantors have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act") for the registration of the Notes (together with any supplements, post-effective amendments, including Post-Effective Amendment No. 5 to Form S-4 on Form S-3, and exhibits thereto, the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company or the Notes, reference is hereby made to the Registration Statement. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW., Washington, D.C. 20549 at prescribed rates.

     Statements made in this Prospectus concerning the contents of any contract or other document referred to herein are not necessarily complete, although the material terms thereof are described in this Prospectus. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such materials filed by the Company can be inspected and copied at the


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

public reference facilities of the Commission and in the manner described above, as well as on the World Wide Web site maintained by the Commission at http://www.sec.gov. The materials are also available at the office of The New York Stock Exchange, Inc.

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed with the Commission to: (i) IBJ Schroder Bank and Trust Company as trustee (the "Senior Subordinated Note Trustee"), under the Indenture dated as of March 21, 1996 (the "Senior Subordinated Note Indenture") among the Company, the Guarantors and the Senior Subordinated Note Trustee, pursuant to which the Senior Subordinated Notes were issued; (ii) Firstar Bank of Minnesota, N.A., succesor to American Bank, N.A. as trustee (the "Senior Subordinated Discount Note Trustee" and, collectively with the Senior Subordinated Note Trustee, the "Trustees"), under the Indenture dated as of March 21, 1996 (the "Senior Subordinated Discount Note Indenture" and, collectively with the Senior Subordinated Note Indenture, the "Indentures") among the Company, the Guarantors and the Senior Subordinated Discount Note Trustee, pursuant to which the Senior Subordinated Discount Notes were issued and (iii) the Holders. The Company has agreed that, even if it is not required under the Exchange Act to furnish such information to the Commission, it nonetheless will continue to furnish information that would be required to be furnished by the Company by
Section 13 of the Exchange Act to the Trustees and the Holders as if it were subject to such periodic reporting requirements.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Form 10-K"), which has been filed with the Commission pursuant to the Exchange Act (File No. 001-12131), is hereby incorporated by reference into this Prospectus. The information under the heading "Prospectus Summary -- Recent Developments" should be read in conjunction with the Company's financial statements contained in the Company's Form 10-K.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Bowling Worldwide will provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of the foregoing document incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to AMF Bowling Worldwide, Inc., attention Mr. Christopher F. Caesar, 8100 AMF Drive, Richmond, Virginia 23111, telephone
(804) 730-4000.


                          FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements, which are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends" or "expects." The forward-looking statements contained in this Prospectus are generally located in the material set forth under "Prospectus Summary," "Risk Factors" and in documents incorporated by reference herein, but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this Prospectus should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward looking statements, including, among other things: (i) the Company's ability to execute successfully acquisition opportunities and to integrate acquired operations into its business, (ii) the continued development and growth of new bowling markets and the Company's ability to continue to identify those markets and to generate sales of products in those markets before market saturation, (iii) the risk of adverse political acts or developments in the


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

Company's existing or proposed markets for its products or in which it operates its bowling centers, (iv) the Company's ability to retain experienced senior management, (v) the ability of the Company and its subsidiaries to generate sufficient cash flow in a timely manner to satisfy principal and interest payments on their indebtedness and (vi) the popularity of bowling as an activity in the United States and abroad. In addition, actual results may also differ materially from forward-looking statements in this Prospectus as a result of factors generally applicable to companies in similar businesses, including, among other things: (i) a decline in general economic conditions,
(ii) an adverse judgment in pending or future litigation and (iii) increased competitive pressure from current competitors and future market entrants. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in the Registration Statement. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements incorporated by reference into this Prospectus. As used in this Prospectus, the "Company" refers to AMF Bowling Worldwide, Inc. and, unless the context requires otherwise, "AMF" refers to the Company and its subsidiaries.


                                  The Company

     The Company is the largest owner or operator of bowling centers in the United States and worldwide. In addition, the Company is one of the world's leading manufacturers of bowling center equipment, accounting for, management believes, approximately 41% of the world's current installed base of such equipment. AMF is principally engaged in two business segments: (i) the ownership or operation of bowling centers, consisting of, as of December 31, 1997, 370 U.S. bowling centers and 100 international bowling centers ("Bowling Centers"), including 14 centers operated by joint ventures with third parties described below, and (ii) the manufacture and sale of bowling equipment such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, and certain spare and consumable products, and the resale of allied products such as bowling balls, bags, shoes and certain other spare and consumable products ("Bowling Products"). The Bowling Products business consists of two categories: (i) New Center Packages (all of the equipment necessary to outfit a new bowling center or expand an existing bowling center); and (ii) Modernization and Consumer Products (which includes modernization equipment used to upgrade an existing center, spare parts, supplies and consumable products essential to maintain operations of an existing center).

     The Company, Holdings and AMF Bowling, Inc. ("AMF Bowling"), the direct holder of all the common stock of Holdings and, through Holdings, the indirect holder of all the Company's common stock, are Delaware corporations which were incorporated in 1996 by GS Capital Partners II, L.P. (together with affiliated investment funds, "GSCP") to effect the acquisition of AMF (the "Acquisition"). The Company was initially incorporated under the name "AMF Group Inc." and was subsequently renamed "AMF Bowling Worldwide, Inc." AMF Bowling and Holdings are holding companies, and are not expected to hold any material assets other than the capital stock of Holdings and the Company, respectively.

     After the incorporation of AMF Bowling, GSCP sold certain equity interests in AMF Bowling to investment funds affiliated with The Blackstone Group, Kelso & Company, Bain Capital Inc. and Citicorp North America, Inc. and to certain officers and directors of AMF Bowling. Holdings, the direct holder of all of the outstanding capital stock of the Company, acquired substantially all of the assets of AMF's predecessor (the "Predecessor Company") on May 1, 1996 pursuant to the Stock Purchase Agreement, dated February 16, 1996, between Holdings and the then-current stockholders of the Predecessor Company, as amended (the "Stock Purchase Agreement"). The purchase price for the Acquisition was approximately $1.37 billion.

     On November 7, 1997, AMF Bowling completed an initial public offering of its common stock, par value $.01 per share ("AMF Bowling Common Stock"). The initial public offering was conducted through concurrent offerings in the U.S. and outside the U.S. (collectively, the "Initial Public Offering"). After completion of the Initial Public Offering, GSCP and The Goldman Sachs Group, L.P. ("The Goldman Sachs Group"), which has a 99% interest in Goldman Sachs, together beneficially own 51.0% of AMF Bowling Common Stock. Richard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of the Company, and Mr. Friedman is Chairman of the Company.

     The Company's principal executive offices are located at 8100 AMF Drive, Richmond, Virginia, 23111, and the telephone number of the Company is (804) 730-4000.


                           Summary of Terms of Notes

The Company....................    AMF Bowling Worldwide, Inc. (formerly AMF
                                   Group Inc.)

Securities Outstanding.........    As of December 31, 1997, $250.0 million
                                   principal amount of 10- 7/8% Series B Senior
                                   Subordinated Notes Due 2006 (the "Senior
                                   Subordinated Notes") and $189.3 million
                                   Accreted Value of 12- 1/4% Series B Senior
                                   Subordinated Discount Notes Due 2006
                                   (increasing to full accreted value of $277.0 million on


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

                                   March 15, 2001) (the "Senior Subordinated
                                   Discount Notes" and, collectively with the Senior Subordinated Notes, the "Notes").

Interest Payment Dates.........    Interest on the Senior Subordinated Notes
                                   accrues at a rate of 10- 7/8% and is payable in cash semi-annually in arrears on each March 15 and September 15.

                                   The Senior Subordinated Discount Notes were originally sold at a substantial discount to their face amount. See "Description of Certain Federal Income Tax Consequences." No interest will accrue on the Senior Subordinated Discount Notes prior to March 15, 2001 (the "Full Accretion Date"). Thereafter, interest will accrue and will be payable in cash semi-annually in arrears on each March 15 and September 15, commencing September 15, 2001. The effective yield of the Senior Subordinated Discount Notes will be 12- 1/4% per annum, computed on a semi-annual bond equivalent basis.

                                   For the year ended December 31, 1997,
                                   Holdings had a deficiency of earnings to fixed charges of $43.7 million. Although the Company believes it will be able to meet its obligations under the Notes, there is no assurance that there will be adequate cash available to make interest payments under the Notes when they become due.

Maturity Date..................    March 15, 2006.

Optional Redemption............    The Notes will be redeemable, at the
                                   option of the Company, on one or more
                                   occasions, at any time on or after March 15, 2001, at the redemption prices set forth therein, together with accrued and unpaid interest, if any, to the redemption date.
                                   Prior to March 15, 1999, up to $100 million in aggregate principal amount of Senior
                                   Subordinated Notes will be redeemable at the option of the Company, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, the Company, at a price of 110.875% of the principal amount of the Senior
                                   Subordinated Notes, together with accrued and unpaid interest, if any, to the date of redemption; provided that at least $150 million in aggregate principal amount of Senior Subordinated Notes remains outstanding immediately after such redemption. In addition, prior to March 15, 1999, the Senior
                                   Subordinated Discount Notes are redeemable at the option of the Company, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, the Company, at a price of 112.250% of the Accreted Value of the Senior Subordinated
                                   Discount Notes; provided that at least $150 million in Accreted Value of Senior
                                   Subordinated Discount Notes remains
                                   outstanding immediately after such
                                   redemption.

Change of Control Put..........    In the event of a Change of Control, each
                                   Holder may require the Company to repurchase all or a portion of the Holder's Notes at 101% of the aggregate principal amount of the Senior Subordinated Notes and 101% of the
                                   Accreted Value of the Senior Subordinated
                                   Discount Notes (or, following the Full
                                   Accretion Date, 101% of the principal amount thereof), as applicable, together with accrued and unpaid interest, if any, and Liquidated Damages (as defined below), if any, to the date of


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                                   repurchase. There can be no assurance that
                                   the Company will have sufficient funds, or will obtain the requisite consent of the Lenders required under the indentures for the Notes and the Credit Agreement, to satisfy the Change of Control repurchase requirement if such requirement arises. See "Description of Notes."

Mandatory Sinking Fund.........    None.

Guarantees.....................    The Company's payment obligations under
                                   the Notes are jointly and severally
                                   guaranteed on a senior subordinated basis
                                   (the "Senior Subordinated Guarantees") by
                                   Holdings, by each of the Company's First-Tier
                                   Subsidiaries (as defined below) and
                                   Second-Tier Subsidiaries (as defined below) and by any other Subsidiaries (as defined below) of the Company that act as guarantors under the Credit Agreement (collectively, the "Guarantors"). The Senior Subordinated
                                   Guarantees are subordinated to the guarantees issued by the Guarantors under the Credit
                                   Agreement. See "Description of Notes --
                                   Senior Subordinated Guarantees."

Ranking........................    The Notes are general, unsecured
                                   obligations of the Company, are subordinated in right of payment to all Senior Debt (as defined below) of the Company, rank pari passu with all other senior subordinated debt of the Company and will rank senior in right of payment to all future subordinated debt, if any, of the Company. The claims of the Holders (as defined below) of the Notes are subordinated to the Senior Debt, which, as of December 31, 1997, was approximately $621.3 million, $619.3 million of which consisted of fully secured borrowings under the Credit
                                   Agreement. In addition, the Notes are
                                   effectively subordinated to all indebtedness and other liabilities (including trade payables and capital lease obligations) of the Company's subsidiaries that are not Guarantors and through which the Company will conduct a portion of its operations. See
                                   "Description of Notes -- Subordination."

                                   The Notes are not senior in priority to any outstanding indebtedness of the Company or its subsidiaries. The Company has no current plan or intention to incur any indebtedness to which the Notes would be senior in priority. The Senior Subordinated Notes and the Senior Subordinated Discount Notes rank pari passu with each other.

Form and Denomination..........    The Notes are in fully registered form, in
                                   minimum denominations of $1,000 and integral multiples thereof. The Notes were initially issued in the form of one or more global notes and deposited with a custodian for and registered in the name of a nominee of The
                                   Depository Trust Company. Notes will not be issued in certificated, fully registered form, except in the circumstances provided for in the Indentures. See "Description of Notes -- Book-Entry, Delivery and Form."

Certain Covenants..............    The Indentures contain certain covenants
                                   that, among other things, limit the ability of the Company and its Restricted
                                   Subsidiaries (as defined below) to incur additional indebtedness and issue
                                   Disqualified Stock (as defined below), pay dividends or distributions or make investments or make certain


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

                                   other Restricted Payments (as defined
                                   below), enter into certain transactions
                                   with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness of the Company and engage in mergers and consolidations. See "Description of Notes -- Certain Covenants."

Original Issue Discount........    For federal income tax purposes, each
                                   Senior Subordinated Discount Note is
                                   considered to have been issued with "original issue discount" equal to the difference between the issue price of the 12- 1/4%
                                   Senior Subordinated Discount Note due 2006 for which it was exchanged and the sum of all cash payments (whether denominated as principal or interest) to be made on such Senior Subordinated Discount Note. Each
                                   Holder of a Senior Subordinated Discount Note must include in gross income for federal income tax purposes the sum of the daily portions of such original issue discount for each day during each taxable year in which the Senior Subordinated Discount Note is held, even though no interest payments will be received prior to September 15, 2001.
                                   Further, a Note acquired in a subsequent resale may be considered to have been purchased with market discount or acquisition premium. See "Description of Certain Federal
                                   Income Tax Consequences."


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

                                 RISK FACTORS


Substantial Leverage; Ability to Service Indebtedness

     The Company is, and will continue to be, highly leveraged as a result of the substantial indebtedness that it incurred in connection with the Acquisition and intends to incur to finance acquisitions and expand its operations. As of December 31, 1997, the Company had total indebtedness of $1,060.6 million and stockholder's equity of $653.9 million, resulting in a ratio of debt to total capitalization of approximately 61.9%. The Company had deficiencies of earnings to fixed charges of $43.7 million and $30.6 million for the year ended December 31, 1997, and the year ended December 31, 1996, on a pro forma basis, respectively. Although the Company believes it will be able to meet its debt obligations, there is no assurance that there will be adequate cash available to make interest payments under the Company's indebtedness when they become due. Interest expense for the year ended December 31, 1997 and for the year ended December 31, 1996 was $118.4 million and $78.0 million, respectively, of which $83.0 million and $53.0 million, respectively, was cash interest expense. The Company intends to incur additional indebtedness in the future, subject to limitations imposed by the Indentures and the Credit Agreement. The Company repaid certain indebtedness with the proceeds of the Initial Public Offering as described below. However, it intends to incur additional indebtedness to finance acquisitions and expand its operations, and therefore remains highly leveraged after giving effect to the Initial Public Offering. The Credit Agreement requires the maintenance of certain financial ratios and imposes certain operating and financial restrictions on the Company which restrict, among other things, the Company's ability to declare dividends, redeem stock, incur indebtedness, incur obligations under leases, create liens, consummate mergers, sell assets, and make capital expenditures, investments and acquisitions.

     The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness (including the Notes) depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. Based upon the current level of operations and anticipated growth, management of the Company believes that available cash flow, together with available borrowings under the Credit Agreement and other sources of liquidity, will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures and scheduled payments of principal of and interest on its Senior Debt, and interest on the Notes. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or make necessary capital expenditures, or that any refinancing would be available on commercially reasonable terms or at all.

     The degree to which the Company is now leveraged could have important consequences to Holders, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to debt service and will not be available for other purposes;
(ii) the Company's ability to obtain additional financing in the future could be limited; (iii) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (iv) the Indentures and the Credit Agreement contain financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets or pay cash dividends. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. In addition, the degree to which the Company is leveraged could prevent it from repurchasing all Notes tendered to it upon the occurrence of a Change of Control. See "Description of Notes."

     A principal component of the Company's strategy for future growth is the acquisition of additional bowling centers, which the Company expects to finance with the Bank Facility (as defined below) under the Credit Agreement and cash generated by operations. Pursuant to an amendment and restatement of the Credit Agreement effective November 7, 1997, an acquisition facility that existed under the Credit Agreement prior to its amendment and restatement and a portion of the Term Facilities which existed under the Credit Agreement, as previously in effect, were converted into a non-amortizing revolving working capital facility (the "Bank Facility") the aggregate size of which is $355.0 million, and a portion of such revolving credit indebtedness was repaid with proceeds of the Initial Public Offering. As of December 31, 1997, $181.9 million was available under the Bank Facility.

     Actual borrowing under the Credit Agreement must meet certain financial tests under the Credit Agreement and the Indentures. The Company's leverage may adversely affect its ability to meet these tests, and, as a result, to obtain such financing. See " -- Ability to Implement Growth Strategies" and "Description of Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."


Net Losses

     Holdings, which is a holding company for the Company, recorded a net loss of $21.6 million, on a pro forma basis, in 1996 and a net loss of $32.2 million before extraordinary items in 1997. Holdings incurred after-tax extraordinary charges totaling $23.4 million in the fourth quarter of 1997 arising from the amendment and restatement of the Credit Agreement that became effective on November 7, 1997, the premium paid to redeem a portion of the Senior Subordinated Discount Notes with the proceeds of the Initial Public Offering and the write-off of the portion of deferred financing costs attributable to the Senior Subordinated Discount Notes redeemed. There can be no assurance that the Company will not continue to generate net losses.


Subordination; Asset Encumbrances

     The Notes are subordinated in right of payment to all existing and future Senior Debt, including the principal of (and premium, if any) and interest on and all other amounts due on or payable in connection with Senior Debt. At December 31, 1997, there was outstanding approximately $621.3 million of Senior Debt, $619.3 million of which was fully secured borrowings under the Credit Agreement. In addition, the Notes are effectively subordinated to all indebtedness and other liabilities (including trade payables and capital lease obligations) of the Company's subsidiaries that are not Guarantors, which as of December 31, 1997, aggregated $11.8 million. By reason of such subordination, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, any Senior Debt, the holders of such Senior Debt and any other creditors who are holders of Senior Debt and creditors of subsidiaries that are not Guarantors must be paid in full before the Holders may be paid. If the Company incurs any additional pari passu debt, the holders of such debt would be entitled to share ratably with the Holders in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company. This may have the effect of reducing the amount of proceeds paid to Holders. In addition, no payments may be made with respect to the principal of (and premium, if any) or interest or Liquidated Damages, if any, on the Notes if a payment default exists with respect to Senior Debt and, under certain circumstances, no payments may be made with respect to the principal of (and premium, if any) or interest or Liquidated Damages, if any, on the Notes for a period of up to 179 days if a non-payment default exists with respect to Senior Debt. In addition, the Indentures permit subsidiaries of the Company to incur debt provided certain conditions are met. Any debt incurred by a subsidiary of the Company that is not a Guarantor will be structurally senior to the Notes. See "Description of Notes."

     Holdings and the Company have granted to the Lenders under the Credit Agreement security interests in all of the capital stock of the Company and substantially all of the current and future assets of the Company, including a pledge of all of the issued and outstanding shares of capital stock of certain of the Company's subsidiaries. In addition, the Guarantors have granted to such Lenders security interests in all of the current and future assets of the Guarantors (other than 35% of the outstanding capital stock of any foreign subsidiary of any Guarantor). In the event of a default on secured indebtedness, including the guarantees with respect to the Credit Agreement (whether as a result of the failure to comply with a payment or other covenant, a cross-default, or otherwise), the parties granted such security interests will have a prior secured claim on the capital stock of the Company and the assets of the Company and the Guarantors. If such parties should attempt to foreclose on their collateral, the Company's financial condition and the value of the Notes will be materially adversely affected. In the event of a foreclosure on the collateral consisting of the Company's stock, unless the purchaser of such stock were an affiliate of Goldman Sachs, a Change of Control would occur, with the consequences set forth below under " -- Payment Upon Change of Control."


Holding Company Structure

     The Company conducts all of its business through subsidiaries and has no operations of its own. The Company is dependent on the cash flow of its subsidiaries and distributions of such cash flow from its subsidiaries to the Company in order to meet its debt service obligations. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or otherwise. It is not expected that Holdings will have any assets other than the common stock of the Company.

     As a result of the holding company structure of the Company, the Holders are structurally junior to all creditors of the subsidiaries that are not Guarantors, except to the extent that the Company or a Guarantor is itself recognized as a creditor of such subsidiary, in which case the claims of the Company or such Guarantor would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company or a Guarantor. See " -- Subordination; Asset Encumbrances" above. In the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the subsidiaries that are not Guarantors, the Company will not receive funds available to pay to the Holders in respect of the Notes until after the payment in full of the claims of the creditors of the subsidiaries. As of December 31, 1997 and December 31, 1996, the aggregate amount of indebtedness and other obligations of the subsidiaries that are not Guarantors (including trade payables and capital lease obligations) was approximately $11.8 million and $6.9 million, respectively. See Note 20 to the Consolidated Financial Statements of Holdings for the year ended December 31, 1997, incorporated by reference herein.


Dependence on Key Personnel

     The Company's business is managed by certain key executive officers. The loss of the services of certain of these executives could have a material adverse impact on AMF. There can be no assurance that the services of such personnel will continue to be made available to the Company. The Company does not maintain key-person insurance with respect to its executive officers.


Control By GSCP

     After completion of the Initial Public Offering, GSCP and The Goldman Sachs Group, which has a 99% interest in Goldman Sachs, together beneficially own 51.0% of AMF Bowling Common Stock. Richard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of the Company. Messrs. Friedman, O'Toole and Sacerdote are also directors of AMF Bowling, and Mr. Friedman is Chairman of AMF Bowling.

     On April 30, 1996, the Company, GSCP, the Blackstone Group, Kelso & Company, Bain Capital, Inc., Citicorp North America, Inc., Charles M. Diker, Robert L. Morin and Douglas J. Stanard entered into a Stockholders Agreement, which regulates the relationship among the Company and certain of its stockholders (the "Stockholders Agreement"). As a result of its ownership of a majority of the outstanding Common Stock and the terms of the Stockholders Agreement, GSCP controls Holdings and the Company and has the ability to control the election of a majority of the Board of Directors of AMF Bowling and all the directors of Holdings and the Company, appoint new management and approve or block any action requiring the approval of AMF Bowling's, Holdings' or the Company's stockholders, including adoption of amendments to the Company's Certificate of Incorporation and approval of mergers or sales of substantially all of the Company's assets, in each case subject to the restrictions contained in the Stockholders Agreement. The Stockholders Agreement also provides for three of the investment funds which are stockholders of AMF Bowling each to nominate a director of AMF Bowling, subject to GSCP's consent, and for the formation of the Executive Committee of AMF Bowling's Board of Directors, which consists of two directors nominated by GSCP and the President and Chief Executive Officer. There can be no assurance that the interests of GSCP will not conflict with the interests of the Holders.


Payment Upon Change of Control

     Upon the occurrence of a Change of Control, each Holder may require the Company to repurchase all or a portion of such Holder's Notes at 101% of the principal amount of the Senior Subordinated Notes and 101% of the Accreted Value of the Senior Subordinated Discount Notes (or, following the Full Accretion Date, 101% of the principal amount thereof), as applicable, together with accrued and unpaid interest, if any, and Liquidated Damages, if any, to the date of repurchase. The Indentures require that prior to such a repurchase, the Company must either repay all outstanding indebtedness under the Credit Agreement or obtain any required consent of the Lenders to such repurchase. If a Change of Control were to occur, the Company may not have the financial resources to repay all of its obligations under the Credit Agreement, the Indentures and the other indebtedness that would become payable upon the occurrence of such Change of Control. See "Description of Notes -- Repurchase at the Option of Holders."

Bowling Industry Characteristics

     Bowling Centers

     In the United States, the operation of bowling centers generally has been characterized by slightly declining lineage (number of games bowled per lane per day), offset by increasing average price per game. Total lineage, according to an industry source, has declined despite an average annual increase in the total number of people bowling since 1987. This trend is largely a result of a decline in league participation, partially offset by an increase in recreational (i.e., non-league) play, resulting in more people bowling, but bowling less frequently. Bowling center operators have offset the decrease in overall lineage by increasing prices and creating additional sources of income. Contrary to the overall lineage trend in the industry, AMF's U.S. lineage has remained relatively stable over recent years due to its ability to retain existing league bowlers and attract new recreational bowlers due to, management believes, the generally higher quality of AMF's centers. Internationally, although trends vary by country, certain of the markets in which AMF operates have experienced increasing competition as they have matured, resulting in declining lineage. AMF has offset these lineage declines through higher prices and additional focus on food and beverage and other amusement revenue. There can be no assurance that AMF will be able to continue to maintain lineage or increase prices in the U.S. or internationally in the future.

     In addition, bowling, both as a competitive sport and a recreational activity, faces competition from numerous alternative activities. The continued success of AMF's bowling operations is subject to consumers' continued interest in bowling, the availability and cost of other sport, recreational and entertainment alternatives and the amount of leisure time, as well as various other social and economic factors over which AMF has no control. There can be no assurance that bowling will continue to exhibit its current level of popularity or that AMF will continue to compete effectively in the industry.


     Bowling Products

     AMF and Brunswick Corporation are the two largest manufacturers of bowling center equipment, and are the only full-line manufacturers of bowling equipment and supplies that compete on a global basis. The Company also competes with smaller, often regionally focused companies in certain product lines. Management estimates that AMF accounts for approximately 41% of the worldwide installed base of bowling center equipment.

     Because of bowling equipment's relatively long useful life, used equipment can be refurbished and sold, often to builders of new centers. The Company actively purchases and resells its used equipment in order to compete with refurbishers who often are U.S. based.

     NCP sales follow the trends in the growth of bowling. As bowling is introduced and becomes popular in new markets, the economics of constructing and operating bowling centers become attractive to local market developers and entreprenueurs. Consequently, new bowling center construction drives demand for NCPs. For at least the last 15 years, the majority of NCP sales has been to international markets. In recent years, this trend has been fueled by the growth of bowling in several countries, such as China, Taiwan and South Korea. There can be no assurance that future international expansion will occur or, if it does occur, that AMF will be able to successfully compete in such emerging markets.

     Sales of Modernization and Consumer Products to bowling center operators who manage the growing installed base of bowling equipment provide a stable base of recurring revenue. These products include modernization equipment, both proprietary and spare parts for existing equipment and other products including pins, shoes and supplies. Some of these products, such as bowling pins, should be replaced on approximately an annual basis to maintain a center, while certain less frequent investments in other equipment are necessary to modernize a center and are often required to maintain a customer base.


Ability to Implement Growth Strategies

     The Company's Bowling Centers business has grown, and the Company anticipates that it will continue to grow, through acquisitions of centers and improvements at existing centers. There can be no assurance that the Company will continue to be successful in acquiring centers and improving operations of acquired and existing centers.

     Historically, the Company financed acquisitions through issuances by AMF Bowling of Common Stock, cash on hand and borrowings. The Company anticipates that it will finance future acquisitions in the same manner. The

Credit Agreement and Indentures restrict the Company's ability to incur indebtedness and make certain investments and as a result may limit the number of centers acquired by the Company. See "Description of Notes." There can be no assurance that the Company will generate cash or obtain debt or equity financing on acceptable terms in amounts sufficient to fund its growth strategies.

     The Company also seeks to grow through increased sales of NCPs and Modernization and Consumer Products. Integral to such increased sales is the Company's strategy of exploiting increased demand for bowling products in developed as well as in emerging bowling markets. There can be no assurance that such increased demand will materialize or that the Company will be able to successfully exploit such demand. See " -- Seasonality and Market Development Cycles."


Seasonality and Market Development Cycles

     Financial performance of Bowling Centers is seasonal in nature, with cash flows typically peaking in the winter months and reaching their lows in the summer months. The geographic diversity of Bowling Centers operations helps to reduce this seasonality as bowling centers in certain countries in which AMF operates exhibit different seasonal sales patterns. However, as a result of the growing number of U.S. centers attributable to the Company's acquisition program, the seasonality of financial performance of Bowling Centers business may be accentuated.

     In Australia, where AMF has its largest number of international centers, the reversal of seasons relative to the U.S. helps mitigate the seasonality in worldwide operations. AMF's cash flows are further stabilized by the location of many centers in regions where the climates have high average temperatures and high humidity. In the U.S., during the summer months when league bowling is generally less active, bowling centers in the southern U.S. continue to show strong performance. Similarly, in regions with warm summer climates such as Hong Kong and Mexico, where bowling in air-conditioned centers may be more attractive than outdoor activities, bowling centers show strong performance. See "Note 16. Business Segments" in the Notes to Consolidated Financial Statements.

     Modernization and Consumer Products sales display seasonality. The U. S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of league play in the fall of each year. Operators typically sign purchase orders, particularly for replacement equipment, during the first four months of the year, after they receive winter league revenue indications. Equipment is shipped and installed during the summer months, when leagues are generally less active. Sales of modernization equipment, such as automatic scoring and synthetic lane overlays, are less predictable and fluctuate more than the replacment equipment because of the four to ten year life cycles of these major products.

     NCP sales experience significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which times sales to that market decline, sometimes rapidly. Management believes market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., Japan, Korea, Taiwan) which, in AMF's experience, last five years or more. These growth patterns do not seem to be closely tied to general economic cycles.


International Operations

     The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs and tariffs, value added taxes and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations.

     AMF has a history of operating in a number of international markets, in some cases, for over thirty years. Similar to other U.S.-based manufacturers with export sales, local currency devaluation increases the cost of the Company's bowling equipment in that market. As a result, a strengthening U.S. dollar exchange rate may adversely impact sales volume and profit margins during such periods.

     Current economic difficulties in certain markets of the Asia Pacific region have resulted in a reduction in the order rate and backlog for NCPs. Management believes that many Asia Pacific customers are delaying purchases of NCP and Modernization equipment as they await economic stability in their regions. As of March 13, 1998, the NCP backlog was 1,765 which is flat compared to the same period last year.

     For the year ended December 31, 1997, NCP sales and backlog to China, Japan and other Asia Pacific markets represented 72.7% and 70.4% of total NCP unit sales and backlog, respectively.

     Foreign currency exchange rates also impact the translation of operating results from international bowling centers. For the year ended December 31, 1997, revenue and EBITDA of international bowling centers represented 14.6% and 16.0% of consolidated results, respectively.

     Over the longer term, management continues to believe that international markets, including Asia Pacific, represent attractive opportunities for bowling equipment sales and bowling center operations. Accordingly, management continues to pursue its strategy in international markets.


Trading Market for the Notes

     Although it is not obligated to do so, Goldman Sachs is making, and intends to continue to make, a market in the Notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of Goldman Sachs. No assurance can be given as to the liquidity of or the trading market for the Notes.

     Goldman Sachs may be deemed to be an affiliate of the Company and, as such, may be required to deliver a prospectus in connection with its market-making activities in the Notes. Pursuant to a registration rights agreement entered into in connection with the Acquisition, the Company agreed to file and maintain a registration statement that would allow Goldman Sachs to engage in market-making transactions in the Notes. Subject to certain exceptions set forth in this registration rights agreement, the registration statement will remain effective for as long as Goldman Sachs may be required to deliver a prospectus in connection with market-making transactions in the Notes. The Company has agreed to bear substantially all the costs and expenses related to such registration statement.


Original Issue Discount Consequences

     The Senior Subordinated Discount Notes were issued at a substantial discount from their principal amount. Consequently, the purchasers of the Senior Subordinated Discount Notes generally will be required to include amounts in gross income for federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. Further, the acquisition of a Note in a subsequent resale may give rise to market discount on acquisition premium. See "Description of Certain Federal Income Tax Consequences" for a more detailed discussion of the federal income tax consequences to the holders of the Senior Subordinated Discount Notes of the purchase, ownership and disposition of the Senior Subordinated Discount Notes.

     The initial payment of interest on the Senior Subordinated Discount Notes is required to be made on September 15, 2001. The Senior Subordinated Discount Notes, therefore, are not a suitable investment for investors seeking current income prior to that date.


Fraudulent Conveyance

     Management of the Company believes that the indebtedness represented by the Notes and the Guarantees was incurred for proper purposes and in good faith, and that, based on then-current forecasts, asset valuations and other financial information, after the issuance of the Notes, the Company would be solvent, would have sufficient capital for carrying on its business and would be able to pay its debts as they matured. See " -- Substantial Leverage; Ability to Service Indebtedness." Notwithstanding management's belief, however, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that, at the time of the incurrence of such indebtedness, the Company or the Guarantors were insolvent, were rendered insolvent by reason of such incurrence, were engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that they would incur, debts beyond their ability to pay such debts as they matured, or intended to hinder, delay or defraud their creditors, and that the indebtedness was incurred for less than reasonably equivalent value, then such court could, among other things,
(a) void all or a portion of the Company's or the Guarantors' obligations to the Holders of the Notes, the effect of which would be that the Holders may not be repaid in full or at all and/or (b) subordinate the Company's or the Guarantors' obligations to the Holders of the Notes to other existing and future indebtedness of the Company to a greater extent than would otherwise be the case, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes or the Senior Subordinated Guarantees.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The financial data contained herein were derived from Holdings' audited consolidated financial statements for the year ended December 31, 1997, the period ended December 31, 1996, and the Predecessor Company's audited combined financial statements for the four months ended April 30, 1996, and the years ended December 31, 1995, 1994, 1993.



                                                                       December 31,
                                                   -----------------------------------------------------
                                                    1997     1996       1995        1994         1993
                                                   ------   ------   ---------   ----------   ----------
Ratio of earnings to fixed charges (1) .........     --       --     6.1x        10.3x        11.0x

---------
(1) The ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. Earnings consist of net income to which has been added fixed charges and income taxes. Fixed charges consist of interest expense, amortization of debt issuance costs, and the portion of rent expense considered to represent interest. For the year ended December 31, 1997 and 1996, on a pro forma basis, Holdings had a deficiency of earnings to fixed charges of $43.7 million and 30.6 million, respectively.


                                USE OF PROCEEDS

   This Prospectus will be delivered in connection with the sale of the Notes by Goldman Sachs in market-making transactions. The Company will not receive any of the proceeds from such transactions.

                             DESCRIPTION OF NOTES

General

     The Senior Subordinated Notes and the Senior Subordinated Discount Notes were exchanged for the Company's then-outstanding 10- 7/8% Series A Senior Subordinated Notes due 2006 and the Company's then-outstanding 12- 1/4% Series A Senior Subordinated Discount Notes due 2006, respectively (collectively, the "Original Notes").

     The Company issued the Senior Subordinated Notes pursuant to the same Indenture (the "Senior Subordinated Note Indenture") among the Company, the Guarantors and IBJ Schroder Bank & Trust Company, as trustee (the "Senior Subordinated Note Trustee"), under which the 10- 7/8% Senior Subordinated Notes due 2006 were issued. The Company issues Senior Subordinated Discount Notes pursuant to an Indenture (the "Senior Subordinated Discount Note Indenture" and, together with the Senior Subordinated Note Indenture, the "Indentures") among the Company, the Guarantors and Firstar Bank of Minnesota, N.A., as successor to American Bank, N.A., as trustee (the "Senior Subordinated Discount Note Trustee" and, together with the Senior Subordinated Note Trustee, the "Trustees"), under which the 12- 1/4% Senior Subordinated Discount Notes due 2006 were issued. The terms of the Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders are referred to the Indentures and the Trust Indenture Act for a statement thereof. The discussion below summarizes the terms of the Notes that the Company believes are material to an investor in the Notes. This summary is qualified in its entirety by reference to the full text of the agreements underlying this discussion, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and are incorporated by reference herein. The definitions of certain terms used in the following summary are set forth below under the caption " -- Certain Definitions."

     As of December 31, 1997, all of the Company's Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indentures.


Subordination

     The payment of principal of, premium, if any, and interest, including Liquidated Damages, if any, on the Notes will be subordinated in right of payment, in certain circumstances as set forth in the Indentures, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indentures or thereafter incurred.

     The Indentures provide that, upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the documents relating to the applicable Senior Debt, whether or not the claim for such interest is allowed as a claim in such proceeding) before the Holders will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders would be entitled will be made to the holders of Senior Debt (except that Holders may receive payments made from the trust described under " -- Legal Defeasance and Covenant Defeasance").

     The Indentures also provide that the Company may not make any payment upon or in respect of the Notes (except from the trust described under " -- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing, or any judicial proceeding is pending to determine whether any such default has occurred, or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits, or would permit, with the passage of time or the giving of notice or both, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the relevant Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist, unless another default, event of default or other event that would prohibit such payment shall have occurred and be continuing, or all Obligations in respect of such Designated Senior Debt shall have been discharged or paid in full and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received by the relevant Trustee. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the first day of effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the relevant Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been subsequently cured or waived for a period of not less than 180 days.

     The Indentures further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors." The principal amount of Senior Debt outstanding at December 31, 1997 was approximately $621.3 million. The Indentures limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

     "Designated Senior Debt" means (i) so long as the Senior Bank Debt is outstanding, the Senior Bank Debt, (ii) the Senior Bank Hedging Obligations and
(iii) any other Senior Debt permitted under the Indentures the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Senior Bank Debt" means all Obligations in respect of the Indebtedness outstanding under the Credit Agreement, together with any refunding, refinancing or replacement (in whole or part) of such Indebtedness.

     "Senior Bank Hedging Obligations" means all present and future Hedging Obligations of the Company, whether existing now or in the future, that are secured by the Credit Agreement or any of the collateral documents executed from time to time in connection therewith.

     "Senior Debt" means (i) the Senior Bank Debt, (ii) the Senior Bank Hedging Obligations and (iii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indentures, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt does not include (1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any Indebtedness of the Company to any of its Restricted Subsidiaries or other Affiliates (other than Goldman Sachs and its Affiliates, including Pearl Street L.P.), (3) any trade payables, (4) that portion of any Indebtedness that is incurred in violation of the Indentures, (5) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, Guarantee or obligation of the Company which is contractually subordinate in right of payment to any other Indebtedness, Guarantee or obligation of the Company; provided, however, that this clause (6) does not apply to the subordination of liens or security interests covering particular properties or types of assets securing Senior Debt, (7) Indebtedness evidenced by the Notes and (8) Capital Stock.

     The Notes rank pari passu or senior in right of payment to all Subordinated Indebtedness of the Company. The Senior Subordinated Notes and the Senior Subordinated Discount Notes rank pari passu with each other.


Senior Subordinated Guarantees

     The Company's payment obligations under the Notes are jointly and severally guaranteed on a senior subordinated basis (the "Senior Subordinated Guarantees") by Holdings and each of the Company's direct and indirect domestic subsidiaries. The obligations of each Guarantor under its Senior Subordinated Guarantee is subordinated to its Guarantee of all Obligations under the Credit Agreement (the "Senior Guarantees") and is limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors -- Fraudulent Conveyance."

     The Indentures provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustees, under the Notes and the Indentures; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) except in the case of a merger of such Guarantor with or into the Company or another Guarantor, the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio to incur, immediately after giving effect to such transaction, at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

     The Indentures provide that in the event of a sale or other disposition of all or substantially all of the assets of any Guarantor (other than Holdings), by way of merger, consolidation or otherwise, or a sale or other disposition (including, without limitation, by foreclosure) of all of the Capital Stock of any Guarantor (other than Holdings), then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise (including, without limitation, by foreclosure), of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) will be automatically released and relieved of any obligations under its Senior Subordinated Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indentures. See " -- Repurchase at the Option of Holders -- Asset Sales." The Indentures also provide that upon the merger, consolidation, sale or other disposition (including, without limitation, by foreclosure) of all or substantially all of the assets of the Company, then Holdings will be automatically released and relieved of any obligations under its Senior Subordinated Guarantee; provided that such merger, consolidation or sale complies with the applicable provisions of the Indentures. See " -- Certain Covenants -- Merger, Consolidation or Sale of All or Substantially All Assets."


     Certain operations of the Company are conducted through Subsidiaries that are not Guarantors and the Company is dependent upon the cash flow of those Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes are effectively subordinated to all indebtedness and other liabilities (including trade payables and capital lease obligations) of the Company's Subsidiaries that are not Guarantors. Such indebtedness and liabilities aggregated approximately $11.8 million (excluding inter-company payables to the Company) at December 31, 1997. Any right of the Company to receive assets of any of such Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) are effectively subordinated to the claims of such Subsidiaries' creditors, except to the extent that the Company or a Guarantor is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company or a Guarantor. See "Risk Factors -- Holding Company Structure" and
Note 20 to the Condensed Consolidated Balance Sheet of Holdings, incorporated herein by reference.


Principal, Maturity and Interest of the Senior Subordinated Notes

     The Senior Subordinated Notes are general unsecured obligations of the Company, limited in aggregate principal amount to $250.0 million, and will mature on March 15, 2006. Interest on the Senior Subordinated Notes accrues at the rate of 10- 7/8% per annum and is payable in cash semi-annually in arrears on March 15 and September 15, to Holders of record on the immediately preceding March 1 and September 1. Interest on the Senior Subordinated Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from March 21, 1996. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months. Principal, premium, if any, and interest, including Liquidated Damages, if any, on the Senior Subordinated Notes is payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest, including Liquidated Damages, if any, may be made by check mailed to the Holders of the Senior Subordinated Notes at their respective addresses set forth in the register of Holders of Senior Subordinated Notes; provided, however, that all payments with respect to Global Notes and definitive Notes the Holders of which have given wire transfer instructions to the Company at least ten Business Days prior to the applicable payment date are required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Senior Subordinated Note Trustee maintained for such purpose. The Senior Subordinated Notes will be issued in minimum denominations of $1,000 and integral multiples thereof.

Principal, Maturity and Interest of the Senior Subordinated Discount Notes

     The Senior Subordinated Discount Notes are general unsecured obligations of the Company and, prior to December 15, 1997, had a fully-accreted value of $452.0 million based on a maturity date of March 15, 2006. On December 15, 1997, the Company redeemed $118.9 million in principal which represented a fully-accreted value of $175.0 million using a portion of a capital contribution received from AMF Bowling attributable to proceeds received by AMF Bowling from the Initial Public Offering. The remaining balance of Senior Subordinated Discount Notes will mature on March 15, 2006, at a fully-accreted value of $277.0 million. Until March 15, 2001 (the "Full Accretion Date"), no interest (other than Liquidated Damages, if applicable) will be paid in cash on the Senior Subordinated Discount Notes, but the Accreted Value will accrete (representing the amortization of original issue discount) between the Issuance Date and the Full Accretion Date, on a semi-annual bond equivalent basis using a 360-day year comprised of twelve 30-day months such that the Accreted Value shall be equal to the full principal amount at maturity of the Senior Subordinated Discount Notes on the Full Accretion Date. Beginning on the Full Accretion Date, interest on the Senior Subordinated Discount Notes will accrue at the rate of 12 1/4% per annum and will be payable in cash semi-annually in arrears on March 15 and September 15, commencing on September 15, 2001, to Holders of record on the immediately preceding March 1 and September 1. Interest on the Senior Subordinated Discount Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Full Accretion Date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Principal, premium, if any, and interest, including Liquidated Damages, if any, on the Senior Subordinated Discount Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest, including Liquidated Damages, if any, may be made by check mailed to the Holders of the Senior Subordinated Discount Notes at their respective addresses set forth in the register of Holders of Senior Subordinated Discount Notes; provided, however, that all payments with respect to Global Notes and definitive Notes the Holders of which have given wire transfer instructions to the Company at least ten Business Days prior to the applicable payment date will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Senior Subordinated Discount Note Trustee maintained for such purpose. The Senior Subordinated Discount Notes will be issued in minimum denominations of $1,000 and integral multiples thereof.


Settlement and Payment

     Payments by the Company in respect of the Notes (including principal, premium, if any, interest and Liquidated Damages, if any) will be made in immediately available funds as provided above. The Notes trade in the Same-Day Funds Settlement System of the Depository (as defined below), and any secondary market trading activity in the Notes will, therefore, be required by the Depository to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the Notes.

     Because of time-zone differences, the securities account of Euroclear or Cedel Bank, societe anonyme ("Cedel Bank") participants (each, a "Member Organization") purchasing an interest in a Global Note from a Participant (as defined below) that is not a Member Organization will be credited during the securities settlement processing day (which must be a business day for Euroclear or Cedel Bank, as the case may be) immediately following the Depository settlement date. Transactions in interests in a Global Note settled during any securities settlement processing day will be reported to the relevant Member Organization on the same day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Member Organization to a Participant that is not a Member Organization will be received with value on the Depository settlement date, but will not be available in the relevant Euroclear or Cedel Bank cash account until the business day following settlement in the Depository.

Optional Redemption

     Senior Subordinated Notes

     Except as described below, the Senior Subordinated Notes are not redeemable at the Company's option prior to March 15, 2001. From and after March 15, 2001, the Senior Subordinated Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' written notice, at the Senior Subordinated Note Redemption Prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, including Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:



                                 Percentage of
                                   Principal
Year                                Amount
------------------------------- --------------
  2001 ........................ 105.438%
  2002 ........................ 103.625%
  2003 ........................ 101.813%
  2004 and thereafter ......... 100.000%

     Prior to March 15, 1999, the Company may, at its option, on any one or more occasions, redeem up to $100.0 million in aggregate principal amount of Senior Subordinated Notes at a redemption price equal to 110.875% of the principal amount thereof, plus accrued and unpaid interest, including Liquidated Damages, if any, thereon to the redemption date, with the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, the Company; provided that at least $150.0 million in aggregate principal amount of Senior Subordinated Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of the related sale of common stock of, or capital contribution to, the Company.


     Senior Subordinated Discount Notes

     Except as described below, the Senior Subordinated Discount Notes are not redeemable at the Company's option prior to March 15, 2001. From and after March 15, 2001, the Senior Subordinated Discount Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' written notice, at the Senior Subordinated Discount Note Redemption Prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, including Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:



                                 Percentage of
                                   Principal
Year                                Amount
------------------------------- --------------
  2001 ........................ 106.125%
  2002 ........................ 104.083%
  2003 ........................ 102.042%
  2004 and thereafter ......... 100.000%

     Prior to March 15, 1999, the Company may, at its option, on any one or more occasions, redeem the Senior Subordinated Discount Notes at a redemption price equal to 112.250% of the Accreted Value thereof, plus accrued and unpaid Liquidated Damages, if any, thereon to the redemption date, with the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, the Company; provided that at least $150.0 million in aggregate Accreted Value of Senior Subordinated Discount Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of the related sale of common stock of, or capital contribution to, the Company.


Selection and Notice

     If less than all of the Senior Subordinated Notes and/or Senior Subordinated Discount Notes, as the case may be, are to be redeemed at any time, selection of such Notes for redemption will be made by the applicable Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the applicable Trustee shall deem fair and appropriate; provided that, subject to the limitations described above, the Company may, at its option, elect to redeem either Senior Subordinated Notes, Senior Subordinated Discount Notes, or both Senior Subordinated Notes and Senior Subordinated Discount Notes; and provided further, that no Notes of $1,000 or less shall be redeemed in part.

     Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder upon cancellation of the original Note. On and after the redemption date, unless the Company defaults in payment of the redemption price, interest ceases to accrue on Notes or portions of them called for redemption.


Mandatory Redemption

     Except as set forth below under " -- Repurchase at the Option of Holders", the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.


Repurchase at the Option of Holders

     Change of Control

     Upon the occurrence of a Change of Control (as defined below), each Holder will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, including Liquidated Damages, if any, thereon to the date of repurchase (or if such Change of Control Offer is with respect to the Senior Subordinated Discount Notes prior to the Full Accretion Date, 101% of the Accreted Value thereof on the date of repurchase plus accrued and unpaid Liquidated Damages, if any). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indentures and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     The Indentures provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding amounts under the Credit Agreement or offer to repay in full all outstanding amounts under the Credit Agreement and repay the Obligations held by each Lender who has accepted such offer or obtain the requisite consents, if any, under the Credit Agreement to permit the repurchase of the Notes required by this covenant. There can be no assurance that the Company will have sufficient funds, or will obtain the requisite consent of the Lenders under the Credit Agreement, to satisfy the Change of Control repurchase requirement if such requirement arises.

     The definition of a Change of Control includes transfers of "substantially all" of the assets of the Company and its Restricted Subsidiaries. There is no definitive quantitative test under New York law (the governing law of the Indentures) as to what portion of the assets would constitute "substantially all." Accordingly, there may be transactions that result in uncertainty as to whether the Company is obligated to make a Change of Control Offer.

     On a date that is no earlier than 30 days nor later than 60 days from the date that the Company mails notice of the Change of Control to the Holders (the "Change of Control Payment Date"), the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agents an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustees for cancellation the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agents will promptly mail to each Holder so tendered the Change of Control Payment for such Notes, and the Trustees will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indentures are applicable. Except as described above with respect to a Change of Control, the Indentures do not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. Such a transaction could occur, and could have an effect on the Notes, without constituting a Change of Control.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indentures applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.


     Asset Sales

     The Indentures provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustees) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) except in the case of a Permitted Asset Swap, at least 80% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

     Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option, (i) to permanently reduce Obligations under the Credit Agreement (and to correspondingly reduce commitments with respect thereto) or other Senior Debt or Pari Passu Indebtedness, (ii) to secure Letter of Credit Obligations to the extent related letters of credit have not been drawn upon or returned undrawn,
(iii) to an investment in any one or more businesses, capital expenditures or acquisitions of other assets, in each case, used or useful in a Principal Business, (iv) to an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale and/or (v) in the case of a sale of a bowling center or bowling centers, deem such Net Proceeds to have been applied pursuant to the immediately preceding clause (iv) to the extent of any expenditures made to acquire or construct one or more bowling centers in the general vicinity of the bowling center(s) sold within 365 days preceding the date of the Asset Sale. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents. The Indentures will provide that any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, including Liquidated Damages, if any (or, if such Asset Sale Offer is with respect to the Senior Subordinated Discount Notes prior to the Full Accretion Date, 100% of the Accreted Value thereof on the date of purchase, plus accrued and unpaid Liquidated Damages, if any), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indentures. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that the aggregate amount of Excess Proceeds exceeds $25.0 million by mailing the notice required pursuant to the terms of the Indentures, with a copy to the Trustees. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds (x) to offer to redeem Subordinated Indebtedness (a "Subordinated Asset Sale Offer") in accordance with the provisions of the indenture or other agreement governing such Subordinated Indebtedness or (y) for any purpose not prohibited by the Indentures. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustees shall select the Notes to be purchased on a pro rata basis, based upon the Accreted Value of Senior Subordinated Discount Notes and the principal amount of Senior Subordinated Notes tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of an Asset Sale.

     The Credit Agreement permits a portion of the proceeds of the Initial Public Offering to be applied to the repayment of Notes, and also provides that certain change of control events with respect to the Company will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs or an Asset Sale Offer is required to be made at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indentures. See " -- Events of Default and Remedies." In such circumstances, the subordination provisions in the Indentures would likely restrict payments to the Holders of Notes.


Certain Covenants

     Restricted Payments

     The Indentures provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Restricted Subsidiary of the Company); (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except at final maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

      (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

      (b) the Company would, at the time of such Restricted Payment and immediately after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption " -- Incurrence of Indebtedness and Issuance of Disqualified Stock;" and

      (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indentures (including Restricted Payments permitted by clause (i) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indentures to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities received by the Company from the issue or sale since the date of the Indentures of Equity Interests (including Retired Capital Stock) of the Company (except in connection with the Acquisition) or of debt securities of the Company that have been converted into such Equity Interests (other than Refunding Capital Stock or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus
   (iii) 100% of the aggregate amounts contributed to the common equity capital of the Company since the date of the Indentures (except amounts contributed to finance the Acquisition), plus (iv) 100% of the aggregate amounts received in cash and the fair market value of marketable securities (other than Restricted Investments) received from (x) the sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries since the date of the Indentures or (y) the sale of the stock of an Unrestricted Subsidiary or the sale of all or substantially all of the assets of an Unrestricted Subsidiary to the extent that a liquidating dividend is paid to the Company or any Subsidiary from the proceeds of such sale, plus (v) 100% of any dividends received by the Company or a Wholly Owned Restricted Subsidiary of the Company after the date of the Indentures from an Unrestricted Subsidiary of the Company, plus
   (vi) $10.0 million.

      The foregoing provisions will not prohibit:

         (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indentures;

         (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Restricted Subsidiary (the "Retired Capital Stock") or any Subordinated Indebtedness, in each case, in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than any Disqualified Stock) (the "Refunding Capital Stock"); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the immediately preceding paragraph;

         (iii) the defeasance, redemption or repurchase of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

         (iv) the redemption, repurchase or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of $5.0 million in any 12-month period plus the aggregate cash proceeds received by the Company during such 12-month period from any issuance of Equity Interests by the Company to members of management of the Company and its Restricted Subsidiaries; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the immediately preceding paragraph;

         (v) Investments in Unrestricted Subsidiaries or in Joint Ventures having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (v) that are at that time outstanding, not to exceed 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

         (vi) repurchases of Equity Interests deemed to occur upon exercise or conversion of stock options, warrants, convertible securities or other similar Equity Interests if such Equity Interests represent a portion of the exercise or conversion price of such options, warrants, convertible securities or other similar Equity Interests;

         (vii) the making and consummation of a Subordinated Asset Sale Offer in accordance with the provisions described under the caption entitled " -- Repurchase at the Option of Holders -- Asset Sales;" and

         (viii) any dividend or distribution payable on or in respect of any class of Equity Interests issued by a Restricted Subsidiary of the Company; provided that such dividend or distribution is paid on a pro rata basis to all of the holders of such Equity Interests in accordance with their respective holdings of such Equity Interests;

     provided, further, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (iv) or (v) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

     As of December 31, 1997, all of the Company's Subsidiaries are Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount equal to the book value of such Investment at the time of such designation. Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indentures.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustees) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustees an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.


     Incurrence of Indebtedness and Issuance of Disqualified Stock

     The Indentures provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur" and correlatively, an "incurrence" of) any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence would have been at least 2.25 to 1.0 if such date is after September 15, 1997 and on or prior to March 15, 1999 and 2.50 to 1.0 thereafter, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred at the beginning of such four-quarter period.

     The foregoing provisions will not apply to:

      (a) the incurrence by the Company (and the Guarantee thereof by the Guarantors) of (i) Indebtedness under the Credit Agreement and the issuance of letters of credit thereunder (with letters of credit being deemed to have a principal amount equal to the aggregate maximum amount then available to be drawn thereunder, assuming compliance with all conditions for drawing) up to an aggregate principal amount of $715.0 million outstanding at any one time, less principal repayments of term loans and permanent commitment reductions with respect to revolving loans and letters of credit under the Credit Agreement made after the date of the Indentures and (ii) additional Indebtedness under the Credit Agreement and the issuance of additional letters of credit thereunder (with letters of credit being deemed to have a principal amount equal to the aggregate maximum amount then available to be drawn thereunder, assuming compliance with all conditions for drawing) up to an aggregate principal amount of $75.0 million outstanding at any one time (reduced by the aggregate principal amount (or accreted value, as applicable) of Indebtedness outstanding pursuant to clause (l) below);

      (b) the incurrence by the Company or any of its Restricted Subsidiaries of any Existing Indebtedness;

      (c) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by the Notes;

      (d) Indebtedness (including Capital Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal), assets or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in an aggregate principal amount not to exceed 5% of Total Assets at any time outstanding;

      (e) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims;

      (f) intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries and Guarantees by a Restricted Subsidiary of the Company of Indebtedness of any other Restricted Subsidiary of the Company or the Company;

      (g) Hedging Obligations that are incurred (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indentures to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

      (h) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

      (i) the incurrence by the Company or any of the Guarantors of Indebtedness in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such new Restricted Subsidiary prior to such acquisition by the Company or such Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such acquisition; and provided further that the Fixed Charge Coverage Ratio for the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such transaction would have been at least 2.25 to 1.0 if such date is after September 15, 1997 and on or prior to March 15, 1999 and 2.50 to 1.0 thereafter, in each case, determined on a pro forma basis, as if such transaction had occurred at the beginning of such four-quarter period and such Indebtedness or Disqualified Stock and the Consolidated Cash Flow of such merged or acquired Person had been included for all purposes in such pro forma calculation;

      (j) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indentures to be incurred;

      (k) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company; and

      (l) the incurrence by the Company of additional Indebtedness not otherwise permitted hereunder in an amount under this clause (l) not to exceed $75.0 million in aggregate principal amount (or accreted value, as applicable) outstanding at any one time (reduced by the aggregate principal amount of Indebtedness outstanding pursuant to clause (a)(ii) above).


     No Senior Subordinated Debt

     The Indentures provide that (i) the Company will not directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes and (ii) no Guarantor will directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Guarantees and senior in any respect in right of payment to the Senior Subordinated Guarantees.

     Except for the limitations on the incurrence of debt described above under the caption " -- Incurrence of Indebtedness and Issuance of Disqualified Stock," the Indentures do not limit the amount of debt that is pari passu with the Notes.


     Liens

     The Indentures provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries, or on any income or profits therefrom, or assign or convey any right to receive income therefrom to secure any Pari Passu Indebtedness or Subordinated Indebtedness, unless the Notes are equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien; provided, that in any case involving a Lien securing Subordinated Indebtedness, such Lien is subordinated to the Lien securing the Notes to the same extent that such Subordinated Indebtedness is subordinated to the Notes.


     Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indentures provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indentures, (b) the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings thereof are no more restrictive taken as a whole with respect to such dividend and other payment restrictions than those terms described in an exhibit to the Indentures, (c) the Indentures and the Notes,
(d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms f the Indentures to be incurred, (f) by reason of customary non-assignment or net worth provisions in leases and other agreements entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced,
(i) other Indebtedness permitted to be incurred subsequent to the date of the Indentures pursuant to the provisions of the covenant described under " -- Incurrence of Indebtedness and Issuance of Disqualified Stock," provided that any such restrictions are customary with respect to the type of Indebtedness being incurred (under the relevant circumstances), (j) any Mortgage Financing or Mortgage Refinancing that imposes restrictions on the real property securing such Indebtedness, (k) any Permitted Investment, (l) contracts for the sale of assets, including, without limitation customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary or (m) customary provisions in joint venture agreements and other similar agreements.


     Merger, Consolidation or Sale of All or Substantially All Assets

     The Indentures provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes, the Indentures and the Pledge and Escrow Agreements (as defined in the Indentures) pursuant to supplemental indentures in form reasonably satisfactory to the applicable Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and
(iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption " -- Incurrence of Indebtedness and Issuance of Disqualified Stock." Notwithstanding the foregoing clauses (iii) and (iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.


     Transactions with Affiliates

     The Indentures provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustees (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Company's Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors (if there are any disinterested members of the Board of Directors) and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, or with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

     The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments or Permitted Investments permitted by the provisions of the Indentures described above under " -- Restricted Payments;" (iii) the payment of all fees, expenses and other amounts relating to the Acquisition; (iv) the payment of reasonable and customary regular fees to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company; (v) the transfer or provision of inventory, goods or services by the Company or any Restricted Subsidiary of the Company in the ordinary course of business to any Restricted Subsidiary of the Company on terms that are customary in the industry or consistent with past practices; (vi) the execution of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any financial advisory, financing, underwriting or placement agreement or any other agreement relating to investment banking or financing activities with Goldman Sachs or any of its Affiliates including, without limitation, in connection with acquisitions or divestitures, in each case to the extent that such agreement was approved by a majority of the disinterested members of the Board of Directors in good faith; (vii) payments, advances or loans to employees that are approved by a majority of the disinterested members of the Board of Directors of the Company in good faith; (viii) the performance of any agreement as in effect as of the date of the Indentures or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto so long as any such amendment is not disadvantageous to the Holders of the Notes in any material respect); (ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the Indentures and any similar agreements which it may enter into thereafter, provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the date of the Indentures shall only be permitted by this clause
(ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Notes in any material respect; (x) transactions permitted by, and complying with, the provisions of the covenant described under " -- Merger, Consolidation or Sale of All or Substantially All Assets;" and (xi) transactions with suppliers or other purchases or sales of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indentures which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of a majority of the disinterested members of the Board of Directors of the Company or an executive officer thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.



     Issuances of Guarantees of Indebtedness

     The Indentures provide that the Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness unless such Restricted Subsidiary either
(i) is a Guarantor, or (ii) simultaneously executes and delivers supplemental indentures to the Indentures providing for the Guarantee of the payment of all Obligations with respect to the Notes by such Restricted Subsidiary, which Guarantee shall be senior to such Restricted Subsidiary's Guarantee of or pledge to secure any other Indebtedness that constitutes Subordinated Indebtedness and subordinated to such Restricted Subsidiary's Guarantee of or pledge to secure any other Indebtedness that constitutes Senior Debt to the same extent as the Notes are subordinated to Senior Debt. In addition, the Indentures provide that (x) if the Company shall, after the date of the Indentures, create or acquire any new First-Tier Subsidiary, then such newly created or acquired First-Tier Subsidiary shall execute a Senior Subordinated Guarantee and deliver an opinion of counsel in accordance with the terms of the Indentures, (y) if any First-Tier Subsidiary shall, after the date of the Indentures, create or acquire any new Second-Tier Subsidiary, then such newly created or acquired Second-Tier Subsidiary shall execute a Senior Subordinated Guarantee and deliver an opinion of counsel in accordance with the terms of the Indentures and (z) if the Company shall (whether before or after the date of the Indentures) create or acquire any new Subsidiary (other than a First-Tier Subsidiary or Second-Tier Subsidiary) that becomes a guarantor under the Credit Agreement, then such newly created or acquired Subsidiary shall execute a Senior Subordinated Guarantee and deliver an opinion of counsel in accordance with the terms of the Indentures. Notwithstanding the foregoing, any such Senior Subordinated Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon certain mergers, consolidations, sales and other dispositions (including, without limitation, by foreclosure) pursuant to the terms of the Indentures. See " -- Senior Subordinated Guarantees." The form of such Senior Subordinated Guarantee is attached as an exhibit to each of the Indentures.


     Activities of Holdings

     In addition to the restrictions set forth above, the Indentures provide that Holdings may not (i) hold any assets or incur any Indebtedness or (ii) engage in any business activities; except that Holdings may (x) hold all, but not less than all, of the Capital Stock of the Company and (y) be a co-obligor and/or guarantor with respect to Indebtedness if the Company is a primary obligor or guarantor of such Indebtedness and the net proceeds of such Indebtedness are lent to the Company or one or more of its Restricted Subsidiaries.


Reports

     The Indentures provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the

Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.


Events of Default and Remedies

     The Indentures provide that each of the following constitutes an Event of Default with respect to the Senior Subordinated Notes or the Senior Subordinated Discount Notes, as the case may be: (i) default for 30 days in the payment when due of interest, including Liquidated Damages, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indentures); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indentures); (iii) failure by the Company for 30 days after notice from either Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, to comply with the provisions described under " -- Repurchase at the Option of Holders -- Change of Control," " -- Certain Covenants -- Restricted Payments," " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock" or " -- Certain Covenants -- Merger, Consolidation or Sale of All or Substantially All Assets;" (iv) failure by the Company for 60 days after notice from either Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, to comply with any of its other agreements in the Indentures or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indentures, which default results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $25.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;
(vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries; (viii) failure by the Company to comply with the provisions of the Pledge and Escrow Agreements; and (ix) except as permitted by the Indentures, any Senior Subordinated Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect (except by its terms) or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Senior Subordinated Guarantee.

     If any Event of Default occurs and is continuing, any Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, may declare all the Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, to be due and payable immediately. Upon such declaration the principal, interest, premium, if any, and Liquidated Damages, if any, shall be due and payable immediately; provided, however, that so long as Senior Debt or any commitment therefor is outstanding under the Credit Agreement, any such notice or declaration shall not be effective until the earlier of (a) five Business Days after such notice is delivered to the Representative for the Senior Bank Debt or (b) the acceleration of any Indebtedness under the Credit Agreement. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Restricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indentures or the Notes except as provided in the Indentures. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the applicable Trustee in its exercise of any trust or power. Either Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest, including Liquidated Damages, if any) if it determines that withholding notice is in their interest.



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

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the applicable Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to March 15, 2001 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to March 15, 2001, then the premium specified in the applicable Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Senior Subordinated Notes or the Senior Subordinated Discount Notes, as the case may be, then outstanding by notice to the applicable Trustee may on behalf of the Holders of all of the Senior Subordinated Notes or the Senior Subordinated Discount Notes, as the case may be, waive any existing Default or Event of Default and its consequences under the applicable Indenture except a continuing Default or Event of Default in the payment of interest, including Liquidated Damages, if any, on, or the principal and premium, if any, of, the Senior Subordinated Notes or the Senior Subordinated Discount Notes, as the case may be.

     The Company is required to deliver to each Trustee annually a statement regarding compliance with the respective Indentures, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to each Trustee a statement specifying such Default or Event of Default.


No Personal Liability of Directors, Officers, Employees and Stockholders

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.


Legal Defeasance and Covenant Defeasance

     The Company may, at its option and at any time, elect to have all obligations of the Company and the Guarantors discharged with respect to the outstanding Senior Subordinated Notes and/or the outstanding Senior Subordinated Discount Notes, as the case may be, and the Senior Subordinated Guarantees ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest, including Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee, and the Company's obligations in connection therewith and
(iv) the Legal Defeasance provisions of the applicable Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Senior Subordinated Note Indenture or the Senior Subordinated Discount Note Indenture, and the Senior Subordinated Guarantees ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, and the Senior Subordinated Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under " -- Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, and the Senior Subordinated Guarantees.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company or the Guarantors must irrevocably deposit with the appropriate Trustee, in trust, for the benefit of the Holders of the Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest, including Liquidated Damages, if any, on the outstanding Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, on the stated maturity or on the applicable redemption date, as the case may be, and the Company or the Guarantors must specify whether the Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company or the Guarantors shall have delivered to the appropriate Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) the Company or the Guarantors have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the applicable Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company or the Guarantors shall have delivered to the appropriate Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of the outstanding, Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the applicable Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company or the Guarantors must have delivered to the appropriate Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company or the Guarantors must deliver to the appropriate Trustee an Officers' Certificate stating that the deposit was not made by the Company or the Guarantors, as applicable, with the intent of preferring the Holders of Senior Subordinated Noes or Senior Subordinated Discount Notes, as the case may be, over the other creditors of the Company or the Guarantors, as applicable, with the intent of defeating, hindering, delaying or defrauding creditors of the Company or the Guarantors, as applicable, or others; and (viii) the Company or the Guarantors must deliver to the appropriate Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.


Transfer and Exchange

     A Holder may transfer or exchange Notes in accordance with the Indentures. The Registrars and the Trustees may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indentures. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.


Book-Entry, Delivery and Form

     The Notes initially issued in exchange for the Original Notes generally were represented by one or more fully-registered global notes (collectively, the "Global Note"). Notwithstanding the foregoing, Original Notes held in certificated form were exchanged solely for new Notes in certificated form, as discussed below. The Global Note was deposited, upon issuance, with The Depository Trust Company (the "Depository") and registered in the name of the Depository or a nominee of the Depository (the "Global Note Registered Owner"). Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants.

     The Depository has also advised the Issuers that pursuant to procedures established by it, (i) upon deposit of the Global Note, the Depository credited the accounts of Participants designated by the Exchange Agent with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note is shown on, and the transfer of ownership thereof may be effected only through, records maintained by the Depository (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes is limited to that extent.

     Except as described below, owners of interests in the Global Note do not have Notes registered in their names, do not receive physical delivery of Notes in definitive form and are not considered the registered owners or holders thereof under the Indentures for any purpose.

     Payments in respect of the principal of and premium, if any, and interest on any Notes registered in the name of the Global Note Registered Owner is payable by the Trustees to the Global Note Registered Owner in its capacity as the registered Holder under the Indentures. Under the terms of the Indentures, the Company and the Trustees treat the persons in whose names the Notes, including the Global Note, are registered for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustees nor any agent of the Company or the Trustees has or will have any responsibility or liability for (i) any aspect of the Depository's records or any Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of the Depository's records or any Participant's records relating to the beneficial ownership interests in the Global Note or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants. The Depository has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depository unless the Depository has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes are governed by standing instructions and customary practices and are the responsibility of the Participants or the Indirect Participants and not the responsibility of the Depository, the Trustees or the Company. Neither the Company nor the Trustees is liable for any delay by the Depository or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustees may conclusively rely on and will be protected in relying on instructions from the Global Note Registered Owner for all purposes.

     The Global Note is exchangeable for definitive Notes if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository of the Global Note and the Company thereupon fails to appoint a successor Depository, (ii) the Company, at its option, notifies the Trustees in writing that it elects to cause the issuance of the Notes in definitive registered form, (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Notes or (iv) as provided in the following paragraph. Such definitive Notes shall be registered in the names of the owners of the beneficial interests in the Global Note as provided by the Participants. Notes issued in definitive form will be in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples thereof. Upon issuance of Notes in definitive form, the Trustees are required to register the Notes in the name of, and cause the Notes to be delivered to, the person or persons (or the nominee thereof) identified as the beneficial owners as the Depository shall direct.

     A Note in definitive form will be issued upon the resale, pledge or other transfer of any Note or interest therein to any person or entity that does not participate in the Depository. Transfers of certificated Notes may be made only by presentation of Notes, duly endorsed, to the Trustees for registration of transfer on the Note Register maintained by the Trustees for such purposes.

     The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.


Certificated Securities

     Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the appropriate Trustee, exchange such beneficial interest for Notes evidenced by registered, definitive certificates ("Certificated Securities"). Upon any such issuance, the appropriate Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the appropriate Trustee in writing that the Depository is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or
(ii) the Company, at its option, notifies the appropriate Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the applicable Indenture, then, upon surrender by the Global Note Registered Owner of its Global Notes, Notes in such form will be issued to each person that the Global Note Registered Owner and the Depository identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustees will be liable for any delay by the Global Note Registered Owner or the Depository in identifying the beneficial owners of Notes and the Company and the Trustees may conclusively rely on, and will be protected in relying on, instructions from the Global Note Registered Owner or the Depository for all purposes.


Amendment, Supplement and Waiver

     Except as provided in the next two succeeding paragraphs, the Indentures and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes), and any existing default or compliance with any provision of the Indentures or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be (including consents obtained in connection with a tender offer or exchange offer for such Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under " -- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest, including Liquidated Damages, if any, on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest, including Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, by the Holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indentures relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest, including Liquidated Damages, if any, on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under " -- Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder, the Company and the appropriate Trustee may amend or supplement the Indentures or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights


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

under the Indentures of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indentures under the Trust Indenture Act.


Concerning the Trustee

     The Indentures contain certain limitations on the rights of the Trustees, should either Trustee become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustees will be permitted to engage in other transactions; however, if either Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the applicable Trustee, subject to certain exceptions. The Indentures provide that in case an Event of Default shall occur (which shall not be cured), the Trustees will be required, in the exercise of their power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, neither Trustee will be under any obligation to exercise any of its rights or powers under the Indentures at the request of any Holder, unless such Holder shall have offered to the appropriate Trustee security and indemnity satisfactory to it against any loss, liability or expense.


Certain Definitions

     Set forth below are certain defined terms used in the Indentures. Reference is made to the Indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Accreted Value" means, as of any date of determination prior to the Full Accretion Date, the sum of (a) the initial offering price of each Senior Subordinated Discount Note and (b) the portion of the excess of the principal amount of each Senior Subordinated Discount Note over such initial offering price which shall have been accreted thereon through such date, such amount to be so accreted on a daily basis at 12- 1/4% per annum of the initial offering price of the Senior Subordinated Discount Notes, compounded semi-annually on each March 15 and September 15 from the date of issuance of the Senior Subordinated Discount Notes through the date of determination; provided that on and after the Full Accretion Date the Accreted Value shall be equal to the principal amount of the outstanding Senior Subordinated Discount Note.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling,""controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "AMF" means the AMF worldwide bowling businesses, including AMF Bowling Products, Inc., AMF Bowling Centers Inc., the AMF worldwide bowling centers and their subsidiaries.

   "Asset Sale" means:

         (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or

         (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

      (a) a disposition of Cash Equivalents or goods held for sale in the ordinary course of business or obsolete equipment in the ordinary course of business consistent with past practices of the Company;

      (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under the covenant entitled " -- Certain Covenants -- Merger,
    Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indentures;

      (c) any disposition that is a Restricted Payment or Permitted Investment that is permitted under the covenant described above under " -- Certain Covenants -- Restricted Payments;"

      (d) any disposition, or related series of dispositions, of assets with an aggregate fair market value of less than $2.5 million;

      (e) any sale of Equity Interest in, or Indebtedness or other securities of, an Unrestricted Subsidiary; and

      (f) foreclosures on assets.

     "Credit Agreement" means the credit agreement to be entered into by and among the Company and the financial institutions party thereto providing a portion of the financing for the Acquisition, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced (in whole or in part) from time to time.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within one year after the date of acquisition.

   "Change of Control" means the occurrence of any of the following:

         (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders and their Related Parties;

         (ii) the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders or any of their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the Voting Stock of the Company or Holdings, and beneficially owns more of such Voting Stock than the Permitted Holders and their Related Parties; or

         (iii) a majority of the members of the Board of Directors of the Company cease to be Continuing Directors.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) for such period of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Restricted Subsidiaries.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors who (i) was a member of such Board of Directors on the date of the Indentures or (ii) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (iii) is any designee of the Permitted Holders or their Affiliates or was nominated by the Permitted Holders or their Affiliates or any designees of the Permitted Holders or their Affiliates on the Board of Directors.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the Notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Exchange Agent" means the exchange agent that acted in connection with the exchange of the Original Notes for the Notes.

     "Existing Indebtedness" means Indebtedness of AMF and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indentures, until such amounts are repaid.

     "First-Tier Subsidiaries" means each of the Subsidiaries directly owned by the Company.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above,
(i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated
(A) without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income and (B) subject to clause (ii) of the definition of "Consolidated Net Income," by treating a portion of the consolidated revenue for such period of any acquired entity that derives at least 90% of its revenues from the ownership and operation of bowling centers as Consolidated Cash Flow of such entity, regardless of the actual operating results of such entity, such portion being the percentage of the consolidated revenues of the Company's domestic bowling center operations that constituted Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Fixed Charges" means, with respect to any Person for any period, the sum of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) paid to any Person other than the Company or a Restricted Subsidiary on any series of Preferred Stock of such Person, times
(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person paying the dividend, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indentures.

     "Government Securities" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Security or a specific payment of principal of or interest on any such Government Security held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal of or interest on the Government Security evidenced by such depository receipt.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means each of (i) Holdings, (ii) each of the First-Tier Subsidiaries, (iii) each of the Second-Tier Subsidiaries and (iv) any other Restricted Subsidiary of the Company that executes a Senior Subordinated Guarantee in accordance with the provisions of the Indentures, and, in each case, their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

     "Holder" means a holder of any of the Notes.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Equity Interests of such Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

     "Joint Ventures" means all corporations, partnerships, associations or other business entities (i) that are engaged in a Principal Business and (ii) of which 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more Restricted Subsidiaries (or a combination thereof).

     "Letter of Credit Obligations" means all Obligations in respect of Indebtedness of the Company or any of its Restricted Subsidiaries with respect to letters of credit issued pursuant to the Credit Agreement which Indebtedness shall be deemed to consist of (a) the aggregate maximum amount then available to be drawn under all such letters of credit (the determination of such maximum amount to assume compliance with all conditions for drawing), and (b) the aggregate amount that has then been paid by, and not reimbursed to, the issuers under such letters of credit.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Liquidated Damages" means all liquidated damages then owing pursuant to the registration rights agreement, dated as of March 21, 1996, by and among the Company and the other parties named on the signature pages thereof, as the same may be amended, modified or supplemented from time to time.

     "Mortgage Financing" means the incurrence by the Company or a Restricted Subsidiary of the Company of any Indebtedness secured by a mortgage or other Lien on real property acquired or improved by the Company or any Restricted Subsidiary of the Company after the date of the Indentures.

     "Mortgage Refinancing" means the incurrence by the Company or a Restricted Subsidiary of the Company of any Indebtedness secured by a mortgage or other Lien on real property subject to a mortgage or other Lien existing on the date of the Indentures or created or incurred subsequent to the date of the Indentures as permitted by the terms of the Indentures and owned by the Company or any Restricted Subsidiary of the Company.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Senior Bank Debt) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness of an Unrestricted Subsidiary (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officers' Certificate" means a certificate signed on behalf of the Company, by two officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indentures.

     "Pari Passu Indebtedness" means indebtedness which ranks pari passu in right of payment to the Notes.

     "Permitted Asset Swap" means any one or more transactions in which the Company or any of its Restricted Subsidiaries exchanges assets for consideration consisting of cash and/or assets that are used or useful in a Principal Business and/or a controlling equity interest in a Person engaged in a Principal Business.

     "Permitted Holders" means Goldman, Sachs & Co. and any of its Affiliates.

     "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in cash and Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary of the Company or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) any Investment made as a result of the receipt of consideration not constituting cash or Cash Equivalents from an Asset Sale that was made pursuant to and in compliance with the covenant described above under " -- Repurchase at the Option of Holders -- Asset Sales;" (e) any Investment existing on the date of the Indentures; (f) Permitted Asset Swaps; (g) any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries; (h) advances to employees not in excess of $5.0 million outstanding at any one time; (i) any Investment acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (j) Hedging Obligations; (k) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (l) Investments the payment for which consists exclusively of Equity Interests (exclusive of Disqualified Stock) of the Company; and (m) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding, not to exceed 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries in whole or in part; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding-up.

     "Principal Business" means (i) the design, manufacture and sale of bowling and bowling center equipment and allied products, including without limitation, pinspotters, scoring equipment, masking panels, seating, lane maintenance machines, bumper bowling systems, electronic foul detectors, back office support systems, bowling pins, wood and synthetic lanes, ball returns, ball lifts, ball cleaners, other equipment used to equip or outfit a bowling center, spare and replacement parts, maintenance equipment and supplies, bowling balls, bags, shoes, shirts, pool and billiard tables and cues, shuffleboard and other gaming tables, and any other equipment and products used or useful in the operation of bowling centers, (ii) the ownership and operation of bowling centers, in the United States and throughout the world, including without limitation bowling operations, shoe rental, food and beverage sales and services, operation of lounges and bars at or within a bowling center (including without limitation sales and service of alcoholic beverages and provision of music and cabaret activities), operation of pro shops (including without limitation sales and service of merchandise), billiards and other table games, video and arcade games, play centers, movie viewing, gaming activities, such as Pull-Tab, lottery, video poker and keno, and any other activities which are or may become associated with bowling centers, and (iii) any activity or business incidental, directly related or similar to those set forth in clauses (i) or (ii) of this definition, or any business or activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

     "Related Parties" means any Person controlled by the Permitted Holders, including any partnership of which any of the Permitted Holders or their Affiliates is a general partner.

     "Representative" means the indenture trustee or other trustee, agent or representative for any Senior Debt.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not (i) an Unrestricted Subsidiary or (ii) a direct or indirect Subsidiary of an Unrestricted Subsidiary; provided, however, that upon the occurrence of any Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary.

     "Second-Tier Subsidiaries" means each of the Subsidiaries directly owned by the First-Tier Subsidiaries.

     "Senior Guarantees" means the Guarantees by the Guarantors of Obligations under the Credit Agreement.

     "Senior Subordinated Guarantees" means the Guarantees by the Guarantors of the Obligations under the Indentures and the Notes.

     "Significant Restricted Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date of the Indentures.

     "Subordinated Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries which is expressly by its terms subordinated in right of payment to any other Indebtedness.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "Total Assets" means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Person.

     "Unrestricted Subsidiary" means (i) any Subsidiary (other than the Guarantors or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustees by filing with the Trustees a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under " -- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indentures and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under " -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock," and (ii) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" means, with respect to any Person, any class or series of capital stock of such Person that is ordinarily entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

            DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain material United States ("U.S.") federal income tax consequences relevant to the purchase, ownership and disposition of Notes as of the date hereof. Unless otherwise indicated, this summary deals only with United States Holders who hold such Notes as capital assets. The following discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to such holders, nor does it address U.S. federal income tax consequences which may be relevant to certain types of holders, such as dealers in securities or currencies, financial institutions, life insurance companies, persons holding Notes as a part of a hedging or conversion transaction or a straddle or United States Holders whose "functional currency" is not the U.S. dollar, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state, local or international taxing jurisdiction.

     As used herein, a "United States Holder" of a Note means a Holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. A "Non-United States Holder" is any Holder that is not a United States Holder.


United States Holders

     Payments of Interest and Original Issue Discount

     Senior Subordinated Notes. Interest on a Senior Subordinated Note generally will be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes.

     Senior Subordinated Discount Notes. For federal income tax purposes, the exchange of original Senior Subordinated Discount Notes for new Senior Subordinated Discount Notes will not be considered to have altered the tax consequences of ownership of Senior Subordinated Discount Notes. Therefore, the Senior Subordinated Discount Notes will be considered to have been issued with original issue discount ("OID") within the meaning of Section 1273(a) of the Code. The amount of such OID equaled the difference between (i) the sum of all amounts payable on the Senior Subordinated Discount Notes (including the interest payable on such debentures) and (ii) the "issue price" of the Senior Subordinated Discount Notes. The "issue price" of the Senior Subordinated Discount Notes was the first price at which a substantial amount of the Senior Subordinated Discount Notes was sold (excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriter, placement agent or wholesaler).

     A United States Holder of the Senior Subordinated Discount Notes must include such OID in income on an economic accrual basis (using the constant yield method of accrual described in Section 1272(a) of the Code) and in advance of the receipt of the cash to which such OID is attributable, regardless of such Holder's method of tax accounting. Under that method, a United States Holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods. The Company is required to provide information returns stating the amount of OID accrued on Senior Subordinated Discount Notes held of record by persons other than corporations and other exempt holders.

     Since the yield-to-maturity on the Senior Subordinated Discount Notes exceeds the sum of (x) the "applicable federal rate" (as determined under Section 1274(d) of the Code) in effect for the month in which the Senior Subordinated Discount Notes were issued (the "AFR") and (y) 5%, the Senior Subordinated Discount Notes are considered "applicable high yield discount obligations" under Section 163(i) of the Code. As a result, the Company will not be allowed to take a deduction for interest (including OID) accrued on the Senior Subordinated Discount Notes for U.S. federal income tax purposes until such time as the Company actually pays such interest (including OID) in cash or in other property (other than stock or debt of the Company or a person deemed to be related to the Company under Section 453(f)(1) of the Code).

     Since the yield-to-maturity on the Senior Subordinated Discount Notes exceeds the sum of (x) the AFR and (y) 6% (such excess shall be referred to hereinafter as the "Disqualified Yield"), the deduction for interest (including
OID) accrued on the Senior Subordinated Discount Notes will be permanently disallowed (regardless of whether the Company actually pays such interest or OID in cash or in other property) for U.S. federal income tax purposes to the extent (approximately 0.27%) such interest or OID is attributable to the Disqualified Yield on the Senior Subordinated Discount Notes ("Dividend-Equivalent Interest"). For purposes of the dividends-received deduction, such Dividend-Equivalent Interest will be treated as a dividend to the extent it is deemed to have been paid out of the Company's current or accumulated earnings and profits. Accordingly, a United States Holder of a Senior Subordinated Discount Note that is a corporation may be entitled to take a dividends-received deduction with respect to any Dividend-Equivalent Interest received by such corporate holder on such Senior Subordinated Discount Note.


     Acquistion Premium

     Senior Subordinated Notes. If a United States Holder acquires a Senior Subordinated Note for an amount more than its redemption price, the Holder may elect to amortize such bond premium on a yield to maturity basis.

     Senior Subordinated Discount Notes. A United States Holder who acquires a Senior Subordinated Discount Note for an amount less than the sum of all amounts payable after the purchase date but greater than its "adjusted issue price" immediately before such purchase will be considered to have purchased such Senior Subordinated Discount Note at an "acquisition premium." The "adjusted issue price" is equal to the instrument's issue price increased by all previously accrued OID and reduced by the amount of all previous payments. Under the acquisition premium rules of the Code, the amount of OID which such United States Holder must include in its gross income with respect to such Senior Subordinated Discount Note for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.


     Market Discount

     A purchase of a Note in a subsequent resale may be affected by the market discount provisions of the Code. These rules generally provide that subject to a statutorily defined de minimis exception, if a United States Holder purchases a Note (or purchased a Note) at a "market discount,"as defined below, and thereafter recognizes gain upon a disposition of the Note (including dispositions by gift or redemption), the lesser of such gain (or appreciation, in the case of gift) or the portion of the market discount that has accrued ("accrued market discount") while the Note (and its predecessor Note, if any) was held by such United States Holder will be treated as ordinary interest income at the time of disposition rather than as capital gain. For a new Senior Subordinated Note or an original Senior Subordinated Note, "market discount" is the excess of the stated redemption price at maturity over the tax basis immediately after its acquisition by a United States Holder. For a new Senior Subordinated Discount Note or an original Senior Subordinated Discount Note, "market discount" is the excess of the adjusted issue price of the new Senior Subordinated Discount Note or the original Senior Subordinated Discount Note over its tax basis immediately after its acquisition by a United States Holder. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue such discount on the basis of the constant yield method.

     In lieu of including the accrued market discount in income at the time of disposition, a United States Holder of a Note acquired at a market discount (or acquired in exchange for a Note acquired at a market discount) may elect to include the accrued market discount in income currently either ratably or using the constant yield method. Once made, such an election applies to all other obligations that the United States Holder purchases at a market discount during the taxable year for which the election is made and in all subsequent taxable years of the United States Holder, unless the Internal Revenue Service consents to a revocation of the election. If an election is made to include accrued market discount in income currently, the basis of a Note in the hands of the United States Holder will be increased by the accrued market discount thereon as it is includible in income.


     Total Accrual Election

     Pursuant to Treasury Regulations, certain Holders may elect (a "Total Accrual Election") to treat all interest associated with a Note, including, but not limited to, stated interest, OID, and market discount, as adjusted for acquisition premium, as OID and accrue it under a modified constant yield method. This election may offer Holders a simplified tax accounting treatment for Notes acquired in a subsequent resale. The election may not be revoked without Internal Revenue Service consent and may result in deemed elections regarding market discount and bond premium that are binding on all debt instruments acquired by a Holder during the year of the Total Accrual Election.


     Sale, Retirement or Other Taxable Disposition of Notes

     A United States Holder will recognize gain or loss on the sale, retirement or other taxable disposition of a Note equal to the difference between the amount realized by the United States Holder upon such sale, retirement or disposition (less any portion of such amount that is allocable to accrued interest or OID, which amount generally will be taxable to a Holder as ordinary income) and the United States Holder's adjusted tax basis in such Note. Such gain or loss will be capital gain or loss. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.


Non-United States Holders

     U.S. Withholding Taxes

     Subject to the discussion of backup withholding set forth below, payments of principal, premium, if any, and interest (including OID) on the Notes to a Non-United States Holder who is the beneficial owner of a Note will not be subject to the 30% U.S. withholding tax; provided, in the case of a payment of premium, if any, and interest (including OID) and Liquidated Damages, if any, that (i) the beneficial owner of the Note does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) such beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) such beneficial owner is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code and (iv) such beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) (in the case of individuals) or section 881(c) (in the case of foreign corporations) of the Code and the regulations thereunder.

     To satisfy the statement requirement referred to in (iv) above, the beneficial owner of a Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, the Company or its paying agent, as the case may be, with a statement to the effect that the beneficial owner is not a U.S. person. Pursuant to current Temporary Treasury regulations, those requirements will be met if (1) the beneficial owner provides his name and address, signs under penalties of perjury and certifies, that he is not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes the Company or its paying agent, as the case may be, with a copy thereof. Recently issued Treasury regulations (the "Withholding Regulations") that will be effective with respect to payments made after December 31, 1998, will provide alternative methods for satisfying the statement requirement described in clause (iv) above. The Withholding Regulations also will require, in the case of a Note held by a foreign partnership, that (x) the certification described in clause (iv) above be provided by the partners and (y) the partnership provide certain information, including its taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

     If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described above, payments of premium, if any, and interest (including OID) made to Non-United States Holders by the Company (or its paying agent) with respect to the Notes will be subject to a 30% U.S. withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with, and keeps current, (i) a properly executed Internal Revenue Service Form 1001 (or successor form) claiming an exemption from U.S. withholding tax under a U.S. income tax treaty or (ii) a properly executed Internal Revenue Service Form 4224 (or successor form) claiming such premium and/or interest is exempt from U.S. withholding tax because such premium and/or interest is effectively connected with the conduct of a U.S. trade or business by the Non-United States Holder.

     No U.S. withholding taxes will be imposed on any gain realized by a Non-United States Holder upon the sale, retirement or other taxable disposition of its Notes.

 Other U.S. Federal Income Taxes

     If a Non-United States Holder of a Note is engaged in a trade or business in the United States and premium, if any, or interest (including OID) paid on such Note is effectively connected with the conduct of such U.S. trade or business, the Non-United States Holder, although exempt from the U.S. withholding tax discussed above, will be subject to U.S. federal income tax on such effectively connected income on a net income basis in the same manner as if such Holder were a United States Holder. See "United States Holders" above. In addition, if such Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such premium, if any, and interest (including OID) will be included in such foreign corporation's effectively connected earnings and profits.

     Any gain realized by a Non-United States Holder on the sale, retirement or other taxable disposition of a Note generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a trade or business carried on in the U.S. by such Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, retirement or disposition, and certain other conditions are met.


     U.S. Estate Taxes

     A Note beneficially owned by an individual who is a Non-United States Holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of such individual's death; provided that (i) such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code, and (ii) interest payments (including payments of OID) with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.


Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to certain payments of principal, interest, OID and premium paid on the Notes and to the proceeds of the sale of a Note made to United States Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report its full dividend and interest income.

     No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States Holders if a statement described in (iv) under " -- Non-United States Holders -- U.S. Withholding Taxes" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.

     In addition, Temporary Treasury regulations provide that backup withholding and information reporting will not apply if payments of principal, interest, OID or premium on a Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, or if a foreign office of a foreign broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States (or in the case of payments made after December 31, 1998, certain other persons), such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Payments of principal, interest, OID and premium on a Note to the beneficial owner of a Note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in
(iv) above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such Holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                             PLAN OF DISTRIBUTION

     This Prospectus is to be used by Goldman Sachs in connection with offers and sales of the Notes in market-making transactions effected from time to time. Goldman Sachs may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

     Affiliates of Goldman Sachs currently own 51.0% of AMF Bowling Common Stock. Of the 30,836,593 shares which may be deemed to be beneficially owned by The Goldman Sachs Group, 19,317,476 are owned by GS Capital Partners II, L.P., 7,679,488 shares are owned by GS Capital Partners II Offshore, L.P., 712,530 shares are owned by Goldman Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) C.L.P., 451,922 shares are owned by Stone Street Fund 1995, L.P., 772,646 shares are owned by Stone Street Fund 1996, L.P., 508,546 shares are owned by Bridge Street Fund 1995, L.P. and 523,986 shares are owned by Bridge Street Fund 1996, L.P. In addition, The Goldman Sachs Group beneficially owns warrants to purchase 870,000 shares of Common Stock, which were issued upon the closing of the Acquisition. GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Germany) C.L.P., Stone Street Fund 1995, L.P., Stone Street Fund 1996, L.P., Bridge Street Fund 1995, L.P., and Bridge Street Fund 1996, L.P., are investment partnerships. Affiliates of The Goldman Sachs Group are the general, managing general or managing partners of all such partnerships and have full voting and investment power with respect to the holding of such partnerships. The shares above do not include certain shares of Common Stock in client accounts managed by Goldman Sachs (the "Managed Accounts"). Each of Goldman Sachs and The Goldman Sachs Group disclaims beneficial ownership of the Common Stock in the Managed Accounts. The address of The Goldman Sachs Group is 85 Broad Street, New York, New York 10004.

     Richard A. Friedman and Terence M. O'Toole, Managing Directors of Goldman Sachs, and Peter M. Sacerdote, a limited partner of The Goldman Sachs Group, are directors of the Company. Messrs. Friedman, O'Toole and Sacerdote were designated by GSCP, under the terms of the Stockholders Agreement, to be directors of the Company. See "Risk Factors -- Control by GSCP."

     Goldman Sachs and the Company have entered into a registration rights agreement with respect to the use by Goldman Sachs of this Prospectus. Pursuant to such agreement, the Company agreed to bear all registration expenses incurred under such agreement, and the Company agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.

     Goldman Sachs and its affiliates were the initial purchasers of the debt issued by Bowling Worldwide in connection with financing the Acquisition. Goldman Sachs also served as financial advisor to the owners of the Company's predecessor in connection with the Acquisition.

     The Company has been advised by Goldman Sachs that, subject to applicable laws and regulations, Goldman Sachs currently makes and intends to continue to make, a market in the Notes. However, Goldman Sachs is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors -- Trading Market for the Notes."

     Goldman Sachs has informed the Company that it does not intend to confirm sales of the Notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.


                                    EXPERTS

     The consolidated balance sheets of Holdings and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholder's equity, and cash flows for the year ended December 31, 1997, and the period from inception (January 12, 1996) through December 31, 1996, incorporated herein by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is also incorporated herein by reference, in reliance upon the authority of said firm as experts in giving said report.

     The combined financial statements of AMF Bowling Group as of April 30, 1996 and December 31, 1995 and for the period from January 1, 1996 through April 30, 1996 and the year ended December 31, 1995, incorporated in this prospectus by reference the Annual Report on Form 10-K of AMF Bowling Worldwide, Inc. for the year ended December 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Bowling Worldwide has agreed to indemnify Price Waterhouse LLP for the payment of all legal costs and expenses incurred in Price Waterhouse LLP's successful defense of any legal action or proceeding that arises as a result of inclusion of Price Waterhouse LLP's audit reports on the combined financial statements of AMF Bowling Group in this Registration Statement.


                             VALIDITY OF THE NOTES

     The validity of the Notes has been passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York, counsel to the Company.

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No person has been authorized in connection with the offering made hereby to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                       --------------------------------

                               TABLE OF CONTENTS


                                                Page
                                               -----
Available Information ......................     2
Incorporation of Certain Information by
   Reference ...............................     3
Forward-Looking Statements .................     3
Prospectus Summary .........................     5
Risk Factors ...............................     9
Ratio of Earnings to Fixed Charges .........    15
Use of Proceeds ............................    15
Description of Notes .......................    16
Description of Certain Federal Income Tax
   Consequences ............................    44
Plan of Distribution .......................    48
Experts ....................................    48
Validity of the Notes ......................    49


                          AMF Bowling Worldwide, Inc.

                          10-7/8% Senior Subordinated
                                 Notes Due 2006
                    and 12-1/4% Senior Subordinated Discount
                                 Notes Due 2006
                  (guaranteed by certain affiliated companies
                              as described herein)





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                              Goldman, Sachs & Co.

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